UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41752

EARLYWORKS CO., LTD.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreements

On October 15, 2025, Earlyworks Co., Ltd., a Japanese company (the “Company”), completed a private placement offering (the “Offering”) whereby the Company sold and issued to several investors (the “Investors”) in an initial closing (i) pre-funded warrants of the Company (the “Pre-Funded Warrants”) to purchase up to an aggregate of 2,403,847 American Depositary Shares of the Company (“ADSs”), at an exercise price of $0.0005 per ADS, with each ADS representing five ordinary shares of the Company (“Ordinary Shares”), and (ii) warrants of the Company to purchase up to an aggregate of 2,403,847 ADSs (the “Ordinary Warrants”), at an exercise price of $2.72 per ADS, which was equal to the closing price of the ADSs on the date of the closing of the Offering (collectively, the “Purchaser Warrants”), for a total purchase price of $5,000,001.76. The Pre-Funded Warrants and Ordinary Warrants were sold to the Investors at a per unit price of $2.08. The Pre-Funded Warrants were immediately exercisable on the date of issuance and will expire when exercised in full and the Ordinary Warrants were immediately exercisable and expire on October 9, 2030. Each Investor’s ability to exercise the Purchaser Warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions set forth therein. In addition, the Investors have the right to require the Company to sell to them up to an aggregate of $2,080,000 of ADSs at a per ADS price of $2.08 and Ordinary Warrants to purchase up to 1,000,000 ADSs, exercisable at $2.72 per ADS, in a subsequent closing of the Offering and on the same terms and conditions as the initial closing of the Offering, subject to the Company’s ability to comply with applicable Japanese laws regarding such additional closing.

The Company received net cash proceeds of approximately $4.33 million in connection with such initial closing (after deducting placement agent fees and other expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for expenses associated with the Offering and to acquire 100% of the shares of Prime Delta Corp. (the “Acquisition”).

The Company engaged Alexander Capital L.P. (“Alexander”) as the Company’s placement agent for the Offering, pursuant to a Placement Agency Agreement between Alexander and the Company (the “Placement Agency Agreement”), dated October 10, 2025. Pursuant to the Placement Agency Agreement, the Company agreed to pay Alexander a cash fee equal to 8% of the gross cash proceeds of the Offering and reimburse Alexander up to $200,000 for accountable expenses and up to $25,000 for non-accountable expenses. Pursuant to the Placement Agency Agreement and as additional compensation to Alexander in connection with the Offering, the Company also issued to Alexander a warrant to purchase up to 96,154 ADSs (the “Placement Agent Warrant”), representing 480,770 Ordinary Shares, at an exercise price of $2.08 per ADS, subject to adjustment set forth therein, which are immediately exercisable and expire five years from issuance.

In connection with the Offering, the Company entered into Securities Purchase Agreements (the “Purchase Agreements”) with each Investor containing customary representations and warranties.

Pursuant to the Purchase Agreements, with certain exceptions set forth therein, for a period of 45 days from October 15, 2025, the Company and its subsidiaries shall neither issue, agree to issue, or announce plans to issue any ADSs, Ordinary Shares, or securities that are convertible into or exercisable for such shares, nor file any registration statement other than prospectus related to the Offering or a registration statement on Form S-8 related to an employee benefit plan.

In addition, pursuant to the Purchase Agreements, until the later of (i) three years from October 10, 2025 and (ii) the later of (x) the last closing date under the Purchase Agreements and (y) the date on which no securities remain outstanding, the Company and its subsidiaries may not issue, offer, sell, or announce any subsequent placement unless the Company first complies with the participation procedures set forth therein to grant Investors participation rights to such subsequent placement.

Pursuant to the Purchase Agreements, from October 10, 2025 until the date when the Investor no longer holds any Purchaser Warrants, if the Company or any of its subsidiaries issues new shares or ADS, similar equity instruments, debts, or a combination of these in a future financing, the Investors have the right to exchange all or part of the Purchaser Warrants they hold for the new securities being offered, on a dollar-for-dollar basis.

In addition, pursuant to the Purchase Agreements, the Company has agreed to hold a shareholders meeting no later than 30 calendar days from October 15, 2025, or November 14, 2025, for the purpose of approving proposals (i) to elect two director nominees designated by the lead Investor and (ii) to approve the Acquisition. In connection therewith, on October 10, 2025, the Company also entered into a Voting and Support Agreement (the “Voting Agreement”) with certain shareholders of the Company, pursuant to which each such shareholders of the Company agreed to be present at such shareholders meeting and vote or cause such shareholder’s Ordinary Shares to be voted in favor of such proposals.

Also on October 10, 2025, the Company and the Investors entered into Registration Rights Agreements in connection with the Offering (the “Registration Rights Agreements”), pursuant to which the Company is required to file an initial registration statement (the “Initial Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the ADSs and Ordinary Shares issuable upon exercise of the Purchaser Warrants and any ADSs and Ordinary Shares issuable pursuant to the Purchase Agreements, within 21 days after the Closing Date (as defined in the Purchase Agreements) (the “Filing Deadline”). The Registration Rights Agreements also require the Initial Registration Statement to be declared effective by the SEC no later than the earlier of (i) 30 days from the Filing Deadline (or if the Initial Registration Statement becomes subject to SEC review, 75 days from the Filing Deadline) and (ii) the second (2nd) business day after the Company is notified that the SEC will not review the Initial Registration Statement (the “Effectiveness Deadline”). The Company will be obligated to pay to the Investors 1% of the purchase price paid by the Investors in the Offering as liquidated damages if the Company fails to file the Initial Registration Statement by the Filing Deadline and have it declared effective by the SEC by the Effectiveness Deadline, and 1% of such purchase price every 30 days until such failing or effectiveness failure is cured, as applicable.

The representations, warranties, and covenants contained in the Placement Agency Agreement, the Purchase Agreements, the Registration Rights Agreements, Voting Agreements, and Purchaser Warrants were made solely for the benefit of the parties to the Purchase Agreements and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties, and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, forms of the Placement Agency Agreement, the Purchase Agreements and the Registration Rights Agreements are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Placement Agency Agreement, the Purchase Agreements and the Registration Rights Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act (“Regulation D”), Regulation S promulgated under the Securities Act (“Regulation S”) and in reliance on similar exemptions under applicable state laws. Each Purchaser represented to the Company that it is either (i) an accredited investor within the meaning of Rule 501(a) of Regulation D or (ii) a non-U.S. person within the meaning of Regulation S and that it was acquiring the securities in the Offering for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities issued in the Offering were offered without any general solicitation by the Company or its representatives.

The foregoing descriptions of each of the Purchase Agreements signed by Regulation D Investors, Purchase Agreements signed by Regulation S Investors, Placement Agency Agreement, form of Registration Rights Agreement, Voting Agreement, form of Pre-Funded Warrant, form of Ordinary Warrants, and Placement Agent Warrant, is qualified in their entirety by reference to such documents or the forms thereof, which are filed hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 4.1, 4.2, and 4.3 respectively.

In addition, as previously disclosed, the Company received a staff determination letter, dated May 2, 2025, from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market. On June 10, 2025, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination. On June 23, 2025, the Company received notice from Nasdaq, notifying the Company that the Panel had determined to grant an exception to the Company through September 19, 2025 to regain compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million, subject to certain conditions. On September 22, 2025, the Company received a notice dated September 22, 2025, from Nasdaq, notifying the Company that the Panel had determined to grant a final exception to the Company through October 29, 2025, representing the end of the Panel’s discretion in this matter.

As a result of the transactions described above, as of the date of this current report, the Company believes it has stockholders’ equity in excess of $2.5 million. The Company intends to notify the Panel of its compliance status so that Nasdaq can make a determination as to whether the Company has regained compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. However, there can be no assurance that the Panel will determine that the Company has regained compliance with the Nasdaq continued listing standards.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Report on Form 6-K also includes express and implied forward-looking statements regarding the Company’s current expectations, estimates, opinions and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as “believes,” “expects,” “endeavors,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “should” and “objective” and the negative and variations of such words and similar words. These statements are made on the basis of current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty or prediction that the Company will achieve or is likely to achieve any particular future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many risks and uncertainties, including risks and uncertainties identified under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025 and other information the Company has or may file with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this Report on Form 6-K are made as of the date of this Report on Form 6-K, and the Company undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant, dated as of October 10, 2025
4.2	Form of Ordinary Warrant, dated as of October 10, 2025
4.3	Placement Agent Warrant, dated as of October 10, 2025
10.1	Form of Securities Purchase Agreement between the Company and U.S. Investors, dated as of October 10, 2025
10.2	Form of Securities Purchase Agreement between the Company and non-U.S. Investors, dated as of October 10, 2025
10.3	Placement Agency Agreement, dated as of October 10, 2025
10.4	Form of Registration Rights Agreement, dated as of October 10, 2025
10.5	Voting and Support Agreement, dated as of October 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer

Date: October 21, 2025